SCHEDULE A
to
INVESTMENT ADVISORY AGREEMENT
With
DSM Capital Partners LLC

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

DSM Large Cap Growth Fund	0.75%
DSM Global Growth Fund	0.90% for the first $500 million, 0.80% on assets over $500 million.
DSM Small-Mid Cap Growth Fund	0.90%
DSM Global Growth & Income Fund	0.90%

PROFESSIONALLY MANAGED PORTFOLIOS	DSM CAPITAL PARTNERS LLC

By: /s/ Elaine E. Richards	By: /s/ Stephen Memishian
Name: Elaine E. Richards	Name: Stephen Memishian
Title: President	Title: Managing Partner

Schedule A approved by the Board of Trustees:  August 3, 2009; amended March 1-2, 2012 to add the DSM Global Growth Fund; amended May 14-15, 2012 to lower the advisory fee for the DSM Large Cap Growth Fund; amended February 28, 2013 to add the DSM Small-Mid Cap Growth Fund; and amended August 13 to add the DSM Global Growth & Income Fund.